Exhibit 19.1

PARSONS CORPORATION

EXECUTIVE COMPENSATION CLAWBACK POLICY

This Executive Compensation Clawback Policy (this “Policy”) is intended to discourage conduct detrimental to the growth of Parsons Corporation (the “Company”) by enabling the Company to recover or “clawback” incentive compensation paid or payable to the Chief Executive Officer, Chief Financial Officer and any other employee of the Company that is designated by the Administrator (as defined below) through a resolution as being subject to this Policy (each a “Covered Employee” and collectively the “Covered Employees”) in the following circumstances:

A.
If the Company suffers, or could reasonably be expected to suffer material financial damage as a result of any conduct by the Covered Employee constituting fraud, material theft of Company assets, bribery, corruption, or other illegal acts, gross negligence, or willful misconduct involving the Company or its subsidiaries (“Detrimental Conduct”).
B.
A material restatement of the Company’s financial or operational results, as a result of the Covered Executive’s Detrimental Conduct, but not including restatements caused by changes in accounting rules, reclassifications or similar retrospective changes that are not the result of Detrimental Conduct (a “Restatement”).

1. Compensation Subject to Clawback

Compensation subject to clawback under this Policy includes compensation paid, payable or awarded under the Company’s short- and long-term incentive compensation programs, including any discretionary bonuses, equity based incentive awards (whether or not vested), shares or phantom units acquired upon vesting or lapse of restriction of any awards; shares or phantom units acquired upon exercise of options or appreciation rights, dividend equivalents paid on equity incentive awards, and cash incentives.

The Administrator may recover under this Policy the incentive compensation paid, awarded or acquired by the Covered Employee within the three years preceding the date on which the Administrator determines circumstances triggering the right to clawback such compensation has occurred. Additionally, in the event of a Restatement, the amount that may be recovered under this Policy will be limited to the excess of the amount of any incentive compensation actually paid, vested or awarded, and the amount of any such incentive compensation that would have been paid, vested or awarded had the financial or operational results been properly reported.

2. Remedies

Exhibit 19.1

Any clawback under this Policy may, in the discretion of the Administrator, be accomplished through (i) the reduction, forfeiture or cancellation of awards whether or not vested or deferred, (ii) requiring the repayment to the Company of any gain realized or payment received upon the exercise or payment of the award valued as of the date of exercise or payment, (iii) adjusting future incentive compensation opportunities, or (iv) such other manner as the Administrator, in its discretion, determines to be appropriate.

Any clawback under this Policy shall not limit or prohibit any disciplinary actions the Company may take against the Covered Employee, up to and including termination of employment.

3. Administration

The Company’s Board of Directors (the “Board”) or a committee thereof (the “Administrator”) has the discretion to administer and enforce all aspects of this Policy in its sole discretion, including, without limitation, whether this Policy applies and if so, the amount of compensation that may be subject to clawback and the manner of recovery. Determinations of the Administrator relating to this Policy shall be final, binding and conclusive on all affected individuals. The Administrator, in its discretion, may apply this Policy differently to each Covered Employee.

4. Amendment or Termination

The Board may amend, modify or terminate this Policy in whole or in part at any time and from time to time in its sole discretion. Any amendments will, unless otherwise specified, be applicable to any incentive compensation paid, granted, or awarded on or after the date of such amendment.

This Policy is effective as of January 14, 2019. This Policy automatically applies to awards made under the Company’s equity incentive plans on or after such date and is an express condition of the vesting, payment, or receipt of any such incentives. Acceptance of any incentive compensation award will constitute consent to all the terms and conditions of this Policy.

5. Miscellaneous

If any provision of this Policy is declared illegal, invalid or otherwise unenforceable by a court of competent jurisdiction, then such provision will be revised and applied, if possible, in a manner so as to make it legal, valid and enforceable, or it will otherwise be deleted, and the remaining terms of this Policy will not be affected.

The Company’s right of clawback under this Policy is in addition to any other remedy available to it, including, but not limited to, termination of employment, the

Exhibit 19.1

initiation of civil or criminal proceedings, and any right to repayment under the Sarbanes-Oxley Act of 2002, any clawback under the Dodd-Frank Compliant Compensation Clawback Policy (the “DF Policy”) and any other applicable law. For the avoidance of doubt, any enforcement action made under this Policy shall be net of enforcement actions, if any, made under any other such clawback rights, including enforcement actions pursuant to the DF Policy. As a result, if an enforcement action under this policy results in clawback of an amount greater than the amount determined under the DF Policy for a Covered Employee, then the Company may in its discretion recover the difference between the amount of compensation determined to be subject to recovery under this Policy and the amount recouped under the DF Policy.